John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

September 30, 2010 Houghton R. Hallock Jr. U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: PFS Funds (the “Trust”)

Dear Mr. Hallock:

     On July 15, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 16 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 16 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding a new series portfolio, the Bretton Fund (the “Fund”), to the Trust. The Amendment contained the prospectus and statement of additional information for the Fund.

     During the week of September 20, 2010, you provided comments to me relating to the Amendment. You generally requested that (1) we advise you whether there are any structural differences between the Fund and prior series portfolios of the Trust and (2) we should review the summary risks disclosures to determine whether they were all applicable and whether they could be summarized further. As per my voicemail that I left for you regarding the Fund’s structure, please be advised that the Fund is subject to a management agreement under which the Fund’s investment adviser provides investment advisory services for the Fund and agrees to assume substantially all of the operating expenses of the Fund. This structure is different from that of Trust’s prior series which had two contracts (an investment management agreement and an administrative services agreement); the agreement for the Fund operates in the same manner as the agreements for the prior series and has the same effect. With respect to the summary risk disclosures, please be advised that we have reviewed the summary risks disclosures and believe, at this time, that the risks are appropriate in scope and that they have been summarized effectively. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing another post-effective amendment to its registration statement pursuant to Rule 485(b) under the

2

Mr. Hallock U.S. Securities and Exchange Commission September 30, 2010

1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of making minor and conforming changes, as well as to provide certain estimate expense related information.

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The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively

John H. Lively

JHL
cc:	Jeffrey R. Provence